UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington,  DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2009

Commission File Number:  1-14118

WORLD COLOR PRESS INC.

(f/k/a Quebecor World Inc.)

(Translation of Registrant’s Name into English)

999 de Maisonneuve Boulevard West, Suite 1100, Montreal, Quebec, Canada, H3A 3L4

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Fork 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.   Yes  ☐  No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):    82-                        .

EXPLANATORY NOTE

As previously publicly announced by World Color Press Inc. (f/k/a Quebecor World Inc.) (the “Company”), following hearings on June 30, 2009 held jointly in the Superior Court of the Province of Quebec, District of Montreal, Canada (the “Quebec Superior Court”) and the United States Bankruptcy Court for the Southern District of New York (the “U.S. Bankruptcy Court”), the Quebec Superior Court and the U.S. Bankruptcy Court rendered orders sanctioning the Company’s Second Amended and Restated Plan of Reorganization and Compromise (including as it may be modified and/or amended, the “Canadian Plan”) and confirming the Third Amended Joint Plan of Reorganization relating to certain of the Company’s affiliated debtors and debtors-in-possession (including as it may be modified and/or amended, the “U.S. Plan” and together with the Canadian Plan, the “Plans”), respectively.  A copy of the order of the Quebec Superior Court sanctioning the Canadian Plan is incorporated by reference as Exhibit 99.1 and a copy of the Canadian Plan is incorporated by reference as Exhibit 99.2.  A copy of the order of the U.S. Bankruptcy Court confirming the U.S. Plan is attached hereto as Exhibit 99.3 and a copy of the U.S. Plan is incorporated by reference as Exhibit 99.4.

On July 21, 2009 (the “Effective Date”), the Company and its affiliated debtors and debtors-in-possession completed the transactions contemplated by the Plans (the “Reorganization”).  A press release announcing the completion of the Reorganization is attached hereto as Exhibit 99.5.

As a result of the Reorganization, effective as of the Effective Date, the Company’s then existing Subordinate Voting Shares, Multiple Voting Shares and First Preferred Shares (issuable in series) issued and outstanding immediately prior to the Effective Date were effectively canceled, and new classes of Common Shares (“New Common Shares”) and Class A Convertible Preferred Shares (“New Preferred Shares”) of the capital of the Company and warrants exercisable for New Common Shares (“New Warrants”) were created.  The New Common Shares and the New Warrants are deemed to be registered under Section 12(g) of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), by virtue of Rule 12g-3(a) thereunder, and the Company is the successor issuer to Quebecor World Inc. for reporting purposes under the Exchange Act.

As part of the Reorganization and effective upon the Effective Date, the Company filed with Industry Canada under the Canada Business Corporations Act (i) Articles of Reorganization with Industry Canada and was issued a Certificate of Amendment on the Effective Date (the “Certificate and Articles of Reorganization”) and (ii) Restated Articles of Incorporation and was issued a Restated Certificate of Incorporation on the Effective Date (the “Restated Certificate and Articles”).  A copy of the Certificate and Articles of Reorganization is incorporated by reference as Exhibit 99.6 and a copy of the Restated Certificate and Articles is attached hereto as Exhibit 99.7.

Also as part of the Reorganization, on the Effective Date the Company entered into (i) a registration rights agreement pursuant to which it will be obligated to register under the U.S. Securities Act of 1933, as amended, the resale of certain of the New Common Shares and New Preferred Shares by certain holders thereof (the “Registration Rights Agreement”), and (ii) an indenture under which the Company issued the New Warrants (the “Warrant Indenture”).  A copy of the Registration Rights Agreement is attached hereto as Exhibit 99.8 and a copy of the Warrant Indenture is attached hereto as Exhibit 99.9.

Pursuant to the Plans and in connection with the Reorganization, World Color (USA) Corp. (formerly named Novink (USA) Corp.), a subsidiary of the Company, will issue 10% Senior Guaranteed Notes due 2013 (the “Notes”) under an indenture to be qualified under applicable U.S. securities laws (the “Notes Indenture”).  A copy of the Notes Indenture, including the form of Notes, is incorporated by reference as Exhibit 99.10.

WORLD COLOR PRESS INC.
(f/k/a Quebecor World Inc.)

Filed in this Form 6-K

Exhibit Index

99.1.

Order of the Quebec Superior Court dated June 30, 2009 Sanctioning the Second Amended and Restated Plan of Reorganization and Compromise of Quebecor World Inc., dated July 19, 2009 (included in Exhibit 99.6 hereto).

99.2.	Modified Second Amended and Restated Plan of Reorganization and Compromise of Quebecor World Inc., dated July 19, 2009 (included in Exhibit 99.6 hereto).

99.3.

Order of the U.S. Bankruptcy Court dated July 2, 2009 Confirming the Third Amended Joint Plan of Reorganization of Quebecor World (USA) Inc. and Certain Affiliated Debtors and Debtors-In-Possession, dated July 1, 2009, as modified.

99.4.

Third Amended Joint Plan of Reorganization of Quebecor World (USA) Inc. and Certain Affiliated Debtors and Debtors-In-Possession, dated July 1, 2009, as modified (previously filed as Exhibit T3E2 to Amendment No. 1 to the Form T-3 (File No. 022-28899) of World Color (USA) Corp. (formerly named Novink (USA) Corp.) (“World Color USA”) filed with the Securities and Exchange Commission (the “SEC”) on July 21, 2009 and incorporated herein by this reference).

99.5.	Press Release, dated July 21, 2009.

99.6.

Certificate of Amendment and Articles of Reorganization of World Color Press Inc. (previously filed as Exhibit T3A2 to World Color (USA)’s Amendment No. 1 to its Form T-3 (File No. 022-28899) filed with the SEC on July 21, 2009 and incorporated herein by this reference).

99.7.	Restated Certificate of Incorporation and Restated Articles of Incorporation of World Color Press Inc.

99.8.	Registration Rights Agreement dated as of July 21, 2009 between World Color Press Inc. and the parties signatory thereto.

99.9.	Warrant Indenture between World Color Press Inc. and Computershare Trust Company of Canada dated as of July 21, 2009.

99.10.

Indenture dated as of July 21, 2009 among World Color (USA), as issuer, World Color Press Inc., as guarantor, and The Bank of New York Mellon, as trustee (previously filed as Exhibit T3C to World Color USA’s Amendment No. 1 to its Form T-3 (File No. 022-28899) filed with the SEC on July 21, 2009 and incorporated herein by this reference).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WORLD COLOR PRESS INC.

By:	(/s) Marie-É. Chlumecky

Name:	Marie-É. Chlumecky
Title:	Corporate Secretary

Date:	July 23, 2009